Exhibit 10.1

BINDING Letter of Intent

PRIVATE & CONFIDENTIAL

July 24, 2025

Canadian Gold Corp.

401 Bay St., Suite 2702

Toronto, ON M5H 2Y4

Attention: Board of Directors

Re: Binding Letter of Intent for Acquisition of all of the shares of Canadian Gold Corp.

This binding letter of intent (“Letter”) reflects the mutual intention of McEwen Inc., a company organized under the laws of the state of Colorado (“MUX”) and Canadian Gold Corp., a corporation incorporated under the laws of the province of British Columbia and any of its subsidiaries (“CGC”) concerning the acquisition of all of the issued and outstanding common shares of the CGC, including all common shares issuable upon the exercise of all outstanding options and warrants (the “Shares” and such related agreements, the “Proposed Transaction”). In this Letter, MUX and CGC are referred to, each, as a “Party” and, together, as the “Parties.”

Upon execution of this Letter, the Parties will negotiate a definitive written agreement giving effect to the Proposed Transaction (“Agreement”) and related agreements, including, but not limited to certain voting and support agreements, confidentiality and non-disclosure agreements and lock-up agreements, (together with the Agreement, “Definitive Agreements”). The Agreement will contain the definitive provisions and conditions of the Proposed Transaction and representations, warranties, conditions, covenants and indemnification customary for an acquisition of this size and type. Based on the information currently known to the Parties, the Parties mutually agree that the following terms will be consistent with the terms of the Agreement:

1.	Proposed Structure. The Proposed Transaction would be structured as a plan of arrangement under the Business Corporations Act (British Columbia) involving CGC, CGC shareholders, MUX, and one or more subsidiaries of MUX (“Acquiror”). CGC will become an indirect wholly-owned subsidiary of MUX. The Acquiror will acquire all of the outstanding Shares free and clear of all encumbrances. Unless the parties otherwise agree, effective as of the Closing (as defined below) of the Proposed Transaction, all options and warrants of CGC would be duly exercised in accordance with their respective terms. All options and warrants that were not duly exercised prior to the Closing of the Proposed Transaction would be terminated without any additional compensation. Notwithstanding the foregoing, the final structure would be determined upon completion of MUX’s due diligence review, securities analysis, and tax analysis.

2.	Due Diligence. For purposes of MUX’s due diligence review, CGC will make available to MUX and its representatives, at all reasonable times, such information and material concerning the business, financial condition, operations, assets and liabilities of CGCs, in written, printed, graphic, electronic, oral or other form or medium, as MUX may request.

3.	Purchase Price. Based on our analysis to date and subject to completion of our due diligence review, the purchase price for the Shares is CAD$0.35 per share. The purchase price shall be payable in shares of common stock of MUX pursuant to an exchange ratio (the “Exchange Ratio”) calculated on the closing price of MUX and CGC on the date of this Letter. The purchase price implies a value equal to per Share or an enterprise value of approximately CAD$70.3 million and represents a premium of 26% per Share above the thirty (30) day VWAP of the Shares on the TSX Venture Exchange on July 25, 2025. The Exchange Ratio shall be subject to adjustment in the event that the number of fully diluted Shares outstanding at the Closing Date (as defined below) of the Proposed Transaction is greater than 213,518,480 (such number representing the number of fully diluted Shares outstanding as of the date hereof).

4.	Conditions to Closing. The Closing of the Proposed Transaction will be subject to the satisfaction of various customary conditions, including, without limitation:

(a)	the due diligence review of CGC being satisfactory to MUX, in its sole discretion;

(b)	CGC continuing to operate in the ordinary course of business consistent with past practice and maintaining and preserving its business organization, assets, properties, key employees, goodwill and business relationships, in a manner satisfactory to MUX, in its sole discretion;

(c)	no change in capital structure of CGC and no additional issuances or agreements to issue securities by CGC except pursuant to agreements existing on the date hereof, unless otherwise waived in writing by MUX;

(d)	the Proposed Transaction being structured, including as to securities and tax matters, in a manner mutually satisfactory to MUX and CGC;

(e)	the negotiation and execution of the Agreement, containing customary representations, warranties, covenants and conditions (including customary provisions relating to the ability of the board of directors of CGC to accept a “Superior Proposal” with a right to match in favor of MUX) and containing a break fee equal to 3% of the product of $0.35 and the number of shares of CGC outstanding on the date of this Letter on a fully diluted basis, payable in cash by or on behalf of CGC or its affiliates to MUX, in certain customary circumstances to be negotiated;

(f)	no material adverse change having occurred with respect to the financial condition, results of operations, assets, liabilities, operations or prospects of either Party;

(g)	no law, regulation, policy, judgment, decision, order, ruling or directive is proposed or enacted, which has or would have a material adverse effect on or would prevent the ability of MUX, the Acquiror or CGC to complete the Proposed Transaction;

(h)	shareholders of not more than 5% of the Shares have exercised dissent rights, unless otherwise waived in writing by MUX;

(i)	the representations and warranties of CGC, MUX, and the Acquiror in the Agreement are true in all material respects;

(j)	all of CGC’s directors and officers deliver written resignations and releases, subject to customary releases from the Acquiror and CGC, indemnification and run-off insurance, all in a form and substance satisfactory to MUX, in its sole discretion;

(k)	CGC does not enter into additional change of control agreements with its directors, officers or employees and the no amounts are payable under existing change of control agreements, unless otherwise waived in writing by MUX;

(l)	MUX having received voting support agreements from each of the directors and officers of CGC (collectively, the “Insider Holders”), entering into customary voting support agreements pursuant to which they agree to vote all of their Shares in favor of the Proposed Transaction, with no right to withdraw; such voting support agreements shall be entered into simultaneously with the execution of the Agreement, all in a form and substance satisfactory to MUX, in its sole discretion;

(m)	CGC’s existing credit facility, lease obligations and other material liabilities being dealt with in a manner mutually satisfactory to the Parties;

(n)	receipt by the independent committee of the board of directors of each of MUX and CGC of an independent fairness opinion in support of the Proposed Transaction;

(o)	approval of the independent committee and the board of directors of MUX, in their sole and absolute discretion; and

(p)	all necessary shareholder, regulatory and other third party approvals being obtained, including, without limitation, (i) approval of the parties’ existing lenders, if applicable, (ii) any material third party consents, (iii) regulatory approvals, (iv) approval of the New York Stock Exchange, the Toronto Stock Exchange and the TSX Venture Exchange on customary terms, (v) approval of the Supreme Court of British Columbia, (vi) applicable Canadian and US competition and antitrust approvals and any other regulatory approvals being received on terms that are customary for transactions of this nature or otherwise mutually acceptable and (vii) approval of the shareholders of CGC in accordance with the requirements of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions; for greater certainty, this shall mean that all of the shares of CGC held by MUX and Rob McEwen are withheld from voting (it being understood that approval of the shareholders of MUX is not required).

5.	Representations, Warranties, and Covenants of the Parties

(a)	Each Party makes the following representations and warranties to the other Party and acknowledges and agrees that the other Party is relying on such representations and warranties for the purposes of entering into this Letter:

(i)	The Party is organized, incorporated, or formed and under the laws of its jurisdiction of organization, incorporation, or formation, as applicable, and is in good standing under the applicable legislation in that jurisdiction.

(ii)	The Party has the power and authority to enter into, deliver and perform its obligations under this Letter. The execution, delivery and performance by the Party of this Letter is authorized by all necessary corporate action on the part of the Party.

(iii)	This Letter is duly executed and delivered by the Party and constitutes a legal, valid and binding obligation of the Party, enforceable against it in accordance with its terms.

(iv)	The execution and delivery by the Party of this Letter and the performance by the Party of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(A)	result in a violation, contravention or breach of, require any consent to be obtained under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default), or gives rise to any termination rights under any provision of:

(I)	the organization documents of the Party or its subsidiaries;

(II)	any statute, regulation, judgment, decree or law to which the Party is subject or bound; or

(III)	any contract, agreement, licence or permit to which the Party is bound or is subject to or of which the Party is a beneficiary;

in each case, which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Party.

(b)	Each Party covenants and agrees that it shall submit the Definitive Agreements to such Party’s board of directors for approval as may be required by and in accordance with applicable law prior to the execution of the Definitive Agreements.

(c)	Each Party covenants and agrees that it shall promptly notify the other in writing of any material adverse change (as defined in applicable securities legislation) that occurs during the course of negotiations of the Definitive Agreements.

6.	Closing. The consummation of the Proposed Transaction (“Closing”) will take place in Toronto, Ontario on the first business day after the day the last of the conditions set forth in the Definitive Agreements is satisfied or waived, or at such other place and date as is agreed between the Parties (“Closing Date”). The Parties shall use commercially reasonable efforts to cause the Closing Date to occur on or before November 30, 2025.

7.	Exclusivity. MUX will incur significant costs in completing its due diligence review, structuring the Proposed Transaction and entering into discussions and negotiations with CGC. Accordingly, CGC grants MUX a period of exclusivity (the “Exclusivity Period”) which will commence upon the date that this Letter is accepted by CGC and continue for a period of ninety (90) days which period shall be extended upon written agreement by the Parties for an additional thirty (30) days in the event the parties are continuing to negotiate the Agreement. Upon its acceptance of this Letter, CGC will immediately terminate, and cause to be terminated, any activities (including data room access (virtual or otherwise)), discussions or negotiations involving parties other than MUX and the Acquiror with respect to an Acquisition Proposal (as hereinafter defined). During the Exclusivity Period:

(a)	CGC shall not, and it shall cause its subsidiaries to not, directly or indirectly, through any Representative or otherwise:

(i)	solicit, assist, initiate, encourage or otherwise facilitate (including, without limitation, by way of furnishing information) any inquiries, proposals or offers with respect to an Acquisition Proposal;

(ii)	engage in or otherwise facilitate any discussions or negotiations with respect to an Acquisition Proposal;

(iii)	release any third party from any confidentiality agreement or standstill agreement; and

(b)	CGC shall promptly notify MUX by telephone, followed by notice in writing, of any proposal, inquiry, offer (or any amendment thereto) or request relating to or constituting an Acquisition Proposal received by or communicated to CGC or any subsidiary or any of their respective Representatives, or of any request received for non-public information by CGC or any subsidiary or any of their respective Representatives, in connection with an Acquisition Proposal or for access to the properties, books and records of CGC or any subsidiary by any person, and shall provide MUX with copies of any such proposal, inquiry, offer, request or Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as MUX may reasonably request, including the identity of the person making such proposal, inquiry or contact. CGC shall keep MUX reasonably informed of the status and the material terms and conditions (including any amendment thereto) of any such Acquisition Proposal, inquiry or request.

For the purposes of this Letter:

(a)	“Acquisition Proposal” means any merger, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution or share exchange involving CGC or any subsidiary of CGC, any sale of assets (including shares of any subsidiary or rights or interests therein or thereto) of CGC or any of its subsidiaries representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of CGC and its subsidiaries, taken as a whole (or any lease, long-term supply agreement or other arrangement having the same economic effect), any sale of more than 20% of any class of equity securities of CGC (or rights or interests therein or thereto), or similar transactions involving CGC or any of its subsidiaries having the same economic effect, or a proposal or offer, or public announcement of an intention, to do any of the foregoing, directly or indirectly, or any modification or proposed modification of any of the foregoing; and

(b)	“Representatives” means, in respect of any person, its directors, managers, officers, employees, legal advisors, financial advisors, consultants, agents and other representatives.

8.	Term. Subject to the terms and conditions of this Letter, this Letter shall have a term commencing on the date of execution by both Parties and ending automatically upon execution of the Agreement, or, if the Agreement is not executed on or before the end of the Exclusivity Period, such later date as the Parties may agree upon in writing (“Term”). In the event that the Agreement is not executed on or before the end of the Exclusivity Period, then either Party may terminate this Letter upon written notice to the other Party, provided that (i) the terminating Party is not in violation of any terms of this Letter at the time of termination; and (ii) the terminating Party retains the right to pursue claims against the other Party pertaining to any breach of this Letter by the other Party.

9.	Public Disclosure. MUX and CGC agree that they will consult with each other and agree before issuing any press release or otherwise making any public statement with respect to this Letter, the Proposed Transaction, the Definitive Agreements, or any Acquisition Proposal and will not issue any such press release or make any such public statement prior to such agreement, except as may be required by law or any stock exchange, in which case reasonable efforts to consult with the other Party will be made prior to any such press release or public statement.

10.	Effect of Letter. This Letter, once executed by both parties on or before July 28, 2025 as provided for below, shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

11.	Miscellaneous Provisions.

(a)	Amendments; Waivers. This Letter may not be modified, amended or supplemented except by a written instrument signed by the Parties. In addition, no waiver of any provision of this Letter shall be binding unless set forth in a writing signed by the Party affecting the waiver. Any waiver shall be limited to the circumstance or event specifically referenced in the written waiver document and shall not be deemed a waiver of any other term of this Letter or of the same circumstance or event upon any recurrence thereof.

(b)	Payment of Expenses. Except as otherwise set forth in this Letter, each Party shall bear its own legal, accounting and other fees and expenses incurred in connection with the Proposed Transaction, whether or not the Definitive Agreements are executed or the Closing of the Proposed Transaction contemplated by this Letter occurs.

(c)	Notices. Any notice or other communication required or permitted to be given hereunder must be in writing and delivered personally or sent by e-mail, addressed as follows:

 If to CGC:

 Canadian Gold Corp.

 401 Bay St., Suite #2702

 Toronto, ON M5H 2Y4

 Attention: Peter Shippen, Chairman

 E-mail: pjs@extramedium.ca

 If to MUX:

 McEwen Inc.

 150 King St W., Suite 2800,

 Toronto, ON M5H 1J9

 Attention: General Counsel

 E-mail: notice@mcewenmining.com

(d)	Governing Law. This Letter shall be governed by the laws of the province of Ontario and the federal laws of Canada applicable therein.

(e)	No Assignment. This Letter and the benefits and obligations contained herein may not be assigned by any of the Parties.

(f)	Headings. Section and other headings contained in this Letter are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Letter or any provision hereof.

(g)	Entire Agreement. This Letter contains the entire understanding among the Parties and supersedes any prior written or oral agreements between them respecting the subject matter of this Letter. There are no representations, agreements, arrangements, or understandings, oral or written, between the Parties relating to the subject matter of this Letter that are not fully set forth herein, and unless and until such time as the Definitive Agreements are executed and delivered pursuant to their terms, this Letter constitutes a complete and exclusive statement of the terms of the agreement between the Parties with respect to the subject matter hereof.

(h)	Counterparts. This Letter may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one agreement. Photocopies, facsimile transmissions, or e-mail transmissions of Adobe portable document format files of signatures shall be deemed original signatures and shall be fully binding on the Parties to the same extent as original signatures.

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If the foregoing evidences our mutual intent, please so indicate by signing and returning the enclosed copy of this Letter on or before 5:00 p.m. (Toronto time) on July 28, 2025.

Very truly yours,

MCEWEN INC.

Per:	/s/ Perry Ing
Name:	Perry Ing
Title:	Authorized Signing Officer

Accepted as of the 27th day of July, 2025.

CANADIAN GOLD CORP.

Per:	/s/ Peter Shippen
Name:	Peter Shippen
Title:	Authorized Signing Officer